(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-21145

CUSIP NUMBER

For Period Ended: 09/30/2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Encorium Group, Inc.
Full Name of Registrant

One Glenhardie Corporate Center,1275 Drummers Lane, Suite 100, Wayne, Pennsylvania 19807
Former Name if Applicable

One Glenhardie Corporate Center, 1275 Drummers Lane, Suite 300, Wayne, Pennsylvania 19807
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Encorium Group, Inc. (the "Company") is unable to file timely its Form 10-Q for its fiscal quarter ended September 30, 2008, without unreasonable effort or expense, for the reasons summarized below.

As a result of a number of factors, including a sustained decline in the Company's stock price, the Company currently is completing an interim goodwill impairment analysis. Because of the complexity of issues related to that analysis, the Company needs additional time to finalize the analysis and reflect in its financial statements the impact of such impairment, if any. As a result, the Company is not in a position to file its quarterly report on Form 10-Q for the fiscal third quarter ended September 30, 2008 within the prescribed time period for the filing of that Form 10-Q. However, the Company expects to file that Form 10-Q within five calendar days following the prescribed due date.

Except for statements of historical fact, the statements in this form are forward-looking. The forward-looking statements include statements regarding the intended date of filing of the Company's fiscal third quarter report on Form 10-Q. The forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These factors include, but are not limited to: uncertainties related to the time required to complete the interim goodwill impairment analysis described above; uncertainties related to the time required to complete our Form 10-Q for our third quarter ended September 30, 2008; and other factors more fully detailed in the Company's annual report on Form 10-K for the year ended Decemer 31, 2007 and in other reports filed with the Securities and Exchange Commission.

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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Philip L. Calamia	610-975-9533
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Encorium Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	11/14/2008	By	/s/ Philip L. Calamia
Philip L. Calamia Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Part IV(3) Explanation

The interim goodwill impairment analysis could result in a non-cash charge for the quarter ended September 30, 2008. In the event the Company's is required to take a substantial goodwill impairment charge, the Company believes that operating income (loss) for the quarter ended September 30, 2008 quarter would be significantly lower than operating income (loss) for the quarter ended September 30, 2007. The Company is currently completing an interim goodwill impairment analysis, which has not yet been completed. Because of the complexity of issues related to that analysis, a reasonable estimate of the results can not be made at this time.